Contact

www.linkedin.com/in/aaron-feldstein-9943066b (LinkedIn)

Top Skills

HBase
Big Data
Software Development

Aaron Feldstein

CTO at Clockwork
San Francisco, California, United States

Experience

Clockwork
CTO
September 2018 - Present (5 years 1 month)
San Francisco Bay Area

Pensieve.ai
CTO
February 2017 - August 2018 (1 year 7 months)
San Francisco Bay Area

Dropbox
Software Engineer
October 2015 - February 2017 (1 year 5 months)
San Francisco Bay Area

Building internal tools to facilitate user communication with cupcake.

Gave business stakeholders direct ownership of their website content through a WYSIWYG CMS integration.
Enabled marketers and product teams to design and run smart messaging workflows.

WibiData
Member of Technical Staff
January 2013 - May 2015 (2 years 5 months)

Contributed to the open source Kiji big data/machine learning framework.
Built an experiment framework enabling retailers to customize and run experiments in online personalization.